June 17, 2005                                        Jeffrey D. Haas
                                                     (202) 457-5675
                                                     jhaas@pattonboggs.com

Elaine Wolff, Esq.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      MortgageIT Holdings, Inc.
                  Registration Statement on Form S-11
                  Commission File No. 333-125556

Dear Ms. Wolff:

         This letter is being transmitted to you on behalf of MortgageIT
Holdings, Inc. (the "REIT"). It is in response to the Staff's comment to our letter dated June 16, 2005, regarding the REIT's Registration Statement on Form
S-11 (the "Registration Statement"), which was filed with the Securities and
Exchange Commission on June 6, 2005, and your letter dated June 15, 2005.

         As noted in our June 16th letter, for tax purposes, the Dividends (as defined therein) have been paid by the REIT from its actual or estimated taxable income and, therefore, properly were not treated as a return of capital.
Similarly, for financial reporting purposes, the Dividends have been recorded as an addition to accumulated deficit and not as a return of capital. We believe this presentation is in accordance with Generally Accepted Accounting Principles and practice in the real estate investment trust industry. We have revised the
Registration Statement disclosure regarding the Dividends to clarify that the
Dividends have been recorded as an increase in the REIT's consolidated accumulated deficit.

Elaine Wolff, Esq.
June 17, 2005

         Please do not hesitate to call the undersigned or Norman B. Antin if there are any comments or questions concerning the foregoing or if we can be of any further assistance.

                                                     Sincerely yours,

                                                    /s/JEFFREY D. HAAS

                                                     Jeffrey D. Haas

Enclosure

cc:      Jennifer Gowetski, Esq.
         Mr. Doug W. Naidus
         Jay L. Bernstein, Esq.
         Kathleen L. Werner, Esq.
         Norman B. Antin, Esq.